FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of November

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

STATEMENT ON THE BANK OF ENGLAND
2018 STRESS TEST RESULTS

HSBC Holdings plc ('HSBC') notes the publication today of the results of the Bank of England's 2018 concurrent stress test. The Bank of England's results show that, under the hypothetical annual cyclical stress scenario, HSBC's common equity tier 1 ('CET1') capital ratio on an IFRS 9 transitional basis1 would fall to a low point of 9.1%, above HSBC's CET1 hurdle rate of 7.8%.

On an IFRS 9 non-transitional basis, HSBC's CET1 capital ratio is projected to reach a low point of 8.2% which is above HSBC's IFRS 9 non-transitional CET1 hurdle rate of 6.6%.

The Bank of England applied the same stresses in the 2018 annual cyclical scenario as used in the 2017 exercise. Using the same scenario has allowed the Bank of England to isolate the impact on the stress test results of the introduction of IFRS 9 in 2018. The scenario modelled a hypothetical synchronised global downturn with growth in Hong Kong and China and other emerging market economies in which HSBC operates being particularly adversely affected. The scenario also incorporated a rise in the UK bank rate to 4% and a sharp depreciation of sterling.

Today's results demonstrate HSBC's continued capital strength under this severe scenario.

The results incorporate strategic management actions, including CRD IV restrictions, which have been accepted by the Bank of England for the purposes of this exercise. Under adverse economic circumstances, we would in practice consider a variety of management actions depending on the particular prevailing circumstances. Our intention, as evidenced by past actions, is to maintain a conservative and prudent stance on capital management.

The Bank of England's 2018 stress test results are available to view in full on the Bank of England's website at: https://www.bankofengland.co.uk/news.

HSBC's results under the annual cyclical scenario are shown below.

			Minimum stressed ratio after 'strategic' management actions and before conversion of AT1
	Actual (end-2017)(j)	Minimum stressed ratio (before 'strategic' management actions or AT1 conversions)	Non-dividend 'strategic' management actions only(i)	All 'strategic' management actions including CRD IV related restrictions	Minimum stressed ratio (after the impact of 'strategic' management actions and conversion of AT1)	Hurdle rate	Actual (2018 Q3)
IFRS 9 Transitional
Common equity tier 1 ratio(a) (b)	14.6%	5.8%	6.4%	9.1%	9.1%	7.8%	14.3%
Tier 1 capital ratio(c)	17.4%	7.7%(g)	8.5%(g)	11.1%(g)	11.1%(g)		17.3%
Total capital ratio(d)	21.0%	10.0%(g)	11.0%(g)	13.6%(g)	13.6%(g)		20.7%
Memo: risk weighted assets (US$ billion)	872	1,118(g)	1,039(g)	1,041(g)	1,041(g)		863
Memo: CET1 (US$ billion)	127	65(g)	67(g)	95(g)	95(g)		123
Tier 1 leverage ratio(a) (e)	6.1%	3.9%	4.0%	4.6%	4.6%	3.75%	5.9%
Memo: leverage exposure (US$ billion)	2,346	2,284(h)	2,239(h)	2,241(h)	2,241(h)		2,448
IFRS 9 Non-transitional
Common equity tier 1 ratio(f)	14.5%	6.3%	6.7%	8.2%	8.2%	6.6%	14.2%
Tier 1 leverage ratio(f)	6.1%	3.5%	3.6%	4.2%	4.2%	3.34%	5.9%

Sources: HSBC's published accounts and STDF submissions, Bank of England analysis and calculations.

(a)    The low points for the common equity tier 1 (CET1) ratio and leverage ratio shown in the table do not necessarily occur in the same year of the stress scenario and correspond to the year where the minimum stressed ratio is calculated after 'strategic' management actions and before AT1 conversion.

(b)    The CET1 capital ratio is defined as CET1 capital expressed as a percentage of risk-weighted assets, where these are in line with CRR and the UK implementation of CRD IV via the PRA Rulebook.

(c)    Tier 1 capital ratio is defined as tier 1 capital expressed as a percentage of RWAs where tier 1 capital is defined as the sum of CET1 capital and additional tier 1 capital in line with the UK implementation of CRD IV.

(d)    Total capital ratio is defined as total capital expressed as a percentage of RWAs where total capital is defined as the sum of tier 1 capital and tier 2 capital in line with the UK implementation of CRD IV.

(e)    The tier 1 leverage ratio is tier 1 capital expressed as a percentage of the leverage exposure measure excluding central bank reserves, in line with the PRA's Policy Statement PS21/17.

(f)     The low point year on a non-transitional IFRS 9 basis may differ to the low point year on a transitional IFRS 9 basis. Non-transitional IFRS 9 hurdle rates are hypothetical. The Bank will review its method for calculating these hurdle rates in future years.

(g)    Corresponds to the same year as the minimum CET1 ratio over the stress scenario after 'strategic' management actions.

(h)    Corresponds to the same year as the minimum leverage ratio over the stress scenario after 'strategic' management actions.

(i)     This excludes CRD IV distribution restrictions. Where a bank is subject to such restrictions all non business as usual cuts to distributions subject to CRD IV restrictions will appear in the next column - 'All 'strategic' management actions including CRD IV distribution restrictions'. This should not be interpreted as a judgement by the Bank that any or all of such cuts are conditional on such restrictions.

(j)     Actuals for end-2017 are shown on the basis of 1 January 2018 in order to incorporate the implementation of IFRS 9.

Investor enquiries to:
Richard O'Connor           +44 (0) 20 7991 6590                 richard.j.oconnor@hsbc.com
Mark Phin                     +44 (0) 20 7992 6923                  mark.j.phin@hsbc.com

Media enquiries to:
Heidi Ashley                  +44 (0) 20 7992 2045                  heidi.ashley@hsbc.com
Ankit Patel                    +44 (0) 20 7991 9813                   ankit.patel@hsbc.com

Footnote:

1HSBC's CET1 ratio on a transitional basis is calculated using the EU's regulatory transitional arrangements for IFRS 9 in article 473a of the Capital Requirements Regulation.

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 3,800 offices in 66 countries and territories in Europe, Asia, North and Latin America, and the Middle East and North Africa. With assets of US$2,603bn at 30 September 2018, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 28 November 2018